November 9, 2010

Via EDGAR and Facsimile

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:           Anchor Bancorp, Lacey, Washington
Registration Statement on Form S-1 (Commission File No. 333-154734)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement, Anchor Bancorp (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-1 be declared effective at 11:00 a.m. on Friday, November 12, 2010, or as soon thereafter as practicable.

Furthermore, the Company hereby acknowledges:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jerald L. Shaw

Jerald L. Shaw
President and Chief Executive Officer

cc:           Jonathan E. Gottlieb, Esquire, Division of Corporation Finance, Securities and Exchange Commission
Kathryn Sears McHale, Esquire, Division of Corporation Finance, Securities and Exchange Commission
Rebekah Moore, Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission